UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
AnneMarie Mathews, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com
NCL CORPORATION REPORTS
SECOND QUARTER RESULTS FOR 2006
MIAMI — August 15, 2006 — NCL Corporation Ltd. (“NCL” or the “Company”) today announced second quarter 2006 results, including a 9.2% increase in Net Yields; a reduction in controllable Net Cruise Costs per Capacity Day; significantly increased profitability at the operating income level; but steeply increased fuel and interest costs and foreign exchange translation losses, resulting in a net loss of $35.1 million.
Revenues for the second quarter of 2006 increased 33.5% to $499.1 million from $373.8 million in the second quarter of 2005. The increase in revenues was primarily attributable to a 19.5% increase in capacity and a 9.2% increase in Net Yields. The improvement in Net Yields in the second quarter of 2006 from the same quarter in 2005 was primarily a result of higher passenger ticket prices, which is partially due to the effect of increased capacity in our premium Hawaii business, and an increase in onboard spending. Gross Yields increased 11.8% from the second quarter of 2005.
Fuel prices continued to rise during the quarter, resulting in a year-over-year increase in fuel costs of 55.5%. Average fuel prices for the second quarter of 2006 increased approximately 33% to $365 per metric ton from $275 per metric ton in the second quarter of 2005. Despite this increase and the continued increase in payroll and start-up costs from the expansion of the Company’s inter-island cruises in Hawaii, second quarter 2006 operating income increased to $19.6 million from $0.9 million for the same period in 2005. On a per Capacity Day basis, operating income increased to $9.89 from $0.53.
Net Cruise Costs per Capacity Day for the second quarter of 2006 increased 1.7% compared to the second quarter of 2005. Excluding fuel cost, Net Cruise Costs per Capacity Day decreased 1.8% primarily due to a 16.1% decrease in marketing, selling and administrative expenses per Capacity Day as well as various operating efficiencies. Gross Cruise Costs per Capacity Day increased 6.6% from the second quarter of 2005.
The Company also continued to feel the effect of rising interest rates and the weakening of the US Dollar versus the Euro. As a result of higher interest rates and an increase in average outstanding borrowings, interest expense increased approximately 100% to $33.9 million in the second quarter of 2006 from $17.0 million in the second quarter of 2005. With the Dollar/Euro exchange rate weakening to 1.2790 as of June 30, 2006, the Company reported a non-cash translation loss of $22.3 million for the second quarter. This non-cash translation loss compares to a non-cash translation gain of $15.3 million for the same period of 2005, or an adverse year-over-year swing of over $37 million. As a result, the Company reported a net loss of $35.1 million for its second quarter ended June 30, 2006, compared to net income of $0.6 million for the second quarter ended June 30, 2005. The Company’s Net Loss Excluding Non-Cash Foreign Exchange Translation was $12.8 million in the second quarter of 2006 compared to $14.7 million in the second quarter of 2005.
“Though it is never pleasing to report a net loss, nevertheless we are pleased with our revenue performance and our cost control efforts,” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd. “We are clearly operating in a very challenging environment and despite the effect of softer pricing, significantly higher fuel costs and substantial start-up costs associated with our NCL America operations, we continue to show improvement in Operating Income per Capacity Day, particularly so in the non-US side of our operations that represents the great majority of our business. Unfortunately, we continue to see softer pricing in the Caribbean, which is now extending into the upcoming winter season. This softening, coupled with higher fuel prices, increased interest costs, and continued higher operating costs in our Hawaii operations, will continue to put pressure on our results in the back half of 2006.”
The Company continues to experience a very competitive pricing environment, especially in the Caribbean. Bookings are closer to sailing date than at the same time last year. As a result of this challenging environment, the Company now expects Net Yields for the full year of 2006 to increase approximately 3% versus the Company’s previous guidance of an increase of approximately 5%.
During the second quarter of 2006, the Company elected to change its method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a ship are deferred and charged to expense over the period to a ship’s next scheduled dry-docking, to the direct expense method, under which we will expense all dry-docking costs as incurred. As a result of this change, dry-docking costs have been reflected retrospectively as a component of other operating expenses, consistent with our method of expensing repairs and maintenance costs. These costs were previously recorded as a component of depreciation and amortization expense. This change in the method in accounting for dry-docking costs had the effect of increasing the Company’s net loss for the second quarter of 2006 by $7.4 million. For the second quarter of 2005, this change decreased the Company’s net income by $4.8 million.
The Company has scheduled a conference call at 8:30 a.m. Eastern Daylight Time today to discuss its earnings. This call can be listened to live or on a delayed basis on the Company’s web site at www.ncl.com/investors.
Terminology and Non-GAAP Financial Measures
Capacity Days
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.
Gross Yields
Gross Yields represent total revenues per Capacity Day.
Net Yields
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believes that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance. The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.
Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income, the Company believes changes in Net Cruise Costs and Net Cruise Costs excluding fuel to be the most relevant indicator of its performance and are commonly used in the cruise industry as a measurement of costs.
Net Income/Loss Excluding Non-Cash Foreign Exchange Translation
Net Income/Loss Excluding Non-Cash Foreign Exchange Translation represents Net Income/Loss before the effect of non-cash foreign exchange translation gains and losses. The Company believes that this financial measure is useful because it excludes non-cash foreign exchange translation gains and losses related to the re-measurement of balance sheet amounts which are not relevant to understanding the trends of the Company’s operational performance or the prospects of future performance. Management uses this measure to establish operational goals and believes that it may assist in analyzing the underlying trends of the Company’s operational performance over time.
Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.
Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100 indicates that three or more passengers occupied some cabins.
NCL is an innovative cruise company headquartered in Miami, Florida, with a fleet of 15 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America and Orient Lines. The company christened its newest ship, Pride of Hawai`i, on Saturday, May 20, 2006, the largest and most expensive U.S. flagged passenger ship ever built. It is currently building two ships, Norwegian Pearl scheduled for delivery in the fourth quarter of 2006 and Norwegian Gem scheduled for delivery in the fourth quarter of 2007.
For further information, please contact NCL in the U.S. and Canada at (800) 327-7030; visit NCL’s website at www.ncl.com or on AOL at keyword: NCL; or to download high-resolution photography, visit www.ncl.com/hires.

This earnings release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “will,” “may,” “believes,” “expects,” “intends,” “anticipates,” “projects,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by our targeted customers; the Company’s ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide; changes in interest rates, fuel costs or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with our expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; emergency ship repairs; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this earnings release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.
Financial Tables Follow
(##)

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2005 (1)	2006	2005 (1)	2006 (1)
Revenues
Passenger ticket revenues	$273,167	$363,018	$527,487	$667,730
Onboard and other revenues	100,646	136,055	195,357	253,879

Total revenues	373,813	499,073	722,844	921,609

Cruise operating expenses
Commissions, transportation and other	71,657	102,554	138,652	189,553
Onboard and other	33,113	45,504	61,250	83,060
Payroll and related	80,392	103,572	146,077	193,912
Fuel	27,264	42,388	49,787	80,161
Food	21,855	23,599	43,181	45,967
Ship charter costs	7,522	6,538	14,961	13,005
Other operating (2)	56,244	70,542	100,347	123,864

Total cruise operating expenses	298,047	394,697	554,255	729,522

Marketing, general and administrative expenses	56,053	56,197	111,142	114,139
Depreciation and amortization (2)	18,824	28,543	37,357	55,422

Total operating expenses	372,924	479,437	702,754	899,083

Operating income	889	19,636	20,090	22,526

Non-operating (income) expense
Interest income	(1,442)	(1,365)	(2,170)	(2,228)
Interest expense, net of capitalized interest	17,016	33,886	34,048	62,728
Other (income) expense, net	(15,287)	22,219	(19,625)	25,926

Total non-operating expense	287	54,740	12,253	86,426

Net income (loss)	$602	$(35,104)	$7,837	$(63,900)

(1)	Certain prior period balances have been reclassified to conform to the current year’s presentation.

(2)	2005 and three months ended March 31, 2006 amounts were retrospectively adjusted for the change in the Company’s method of accounting for dry-docking costs from the deferral method to the direct expense method. This change in the method of accounting for dry-docking costs resulted in a $9.0 million and $11.9 million increase in other operating expenses for the three and six months ended June 30, 2005, respectively, and a $6.6 million increase for the three months ended March 31, 2006. In addition, the change in the method of accounting for dry-docking costs resulted in a $4.3 million and $8.4 million decrease in depreciation and amortization expense for the three and six months ended June 30, 2005, respectively, and a $5.9 million decrease for the three months ended March 31, 2006.

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	December 31,	June 30,
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$60,416	$67,641
Restricted cash	48,034	5,070
Accounts receivable, net	11,691	12,230
Note from Parent	12,325	—
Amount due from Parent	—	1,898
Consumable inventories	29,133	28,689
Prepaid expenses and others	27,203	35,416

Total current assets	188,802	150,944
Property and equipment, net	3,113,229	3,304,266
Goodwill	400,254	400,254
Tradenames	218,538	218,538
Other assets	63,404	60,834

Total assets	$3,984,227	$4,134,836

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$140,694	$164,818
Accounts payable	73,003	61,774
Accrued expenses and other liabilities	139,222	168,854
Amount due to Parent	3,141	—
Advance ticket sales	281,849	403,209

Total current liabilities	637,909	798,655
Long-term debt	1,965,983	2,018,329
Other long-term liabilities	2,631	2,318

Total liabilities	2,606,523	2,819,302

Commitments and contingencies

Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,501,929	1,502,567
Unamortized stock option expense	(593)	—
Accumulated other comprehensive income	—	499
Accumulated deficit	(123,644)	(187,544)

Total shareholder’s equity	1,377,704	1,315,534

Total liabilities and shareholder’s equity	$3,984,227	$4,134,836

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Six months ended
	June 30,
	2005	2006
Cash flows from operating activities
Net income (loss)	$7,837	$(63,900)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	37,357	55,422
(Gain) loss on translation of debt	(20,933)	24,868
Other	103	582
Changes in operating assets and liabilities:
Increase in accounts receivable	(2,641)	(539)
(Increase) decrease in consumable inventories	(6,889)	444
Increase in prepaid expenses and other assets	(6,285)	(8,097)
Decrease in accounts payable	(16,706)	(11,229)
Increase in accrued expenses and other liabilities	43,625	29,319
Increase in advance ticket sales	108,614	121,360

Net cash provided by operating activities	144,082	148,230

Cash flows from investing activities
Capital expenditures	(359,662)	(236,551)
(Increase) decrease in restricted cash	(66,524)	42,964

Net cash used in investing activities	(426,186)	(193,587)

Cash flows from financing activities
Principal repayments on long-term debt	(37,482)	(201,369)
Proceeds from debt	368,457	247,441
(Repayment of advances) proceeds from Parent	(5,014)	6,977
Contribution from Parent	461	—
Payment of loan arrangement fees	(1,674)	(467)

Net cash provided by financing activities	324,748	52,582

Net increase in cash and cash equivalents	42,644	7,225

Cash and cash equivalents at the beginning of period	172,424	60,416

Cash and cash equivalents at the end of period	$215,068	$67,641

Non-cash investing activity
Capital lease obligations	$7,358	$5,530

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)
The following table sets forth selected statistical information for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006

Passengers Carried	233,432	289,607	450,634	529,109
Passenger Cruise Days	1,774,995	2,131,185	3,490,931	4,132,755
Capacity Days	1,662,686	1,986,319	3,306,270	3,880,867
Occupancy Percentage	106.8%	107.3%	105.6%	106.5%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006

Passenger ticket revenues	$273,167	$363,018	$527,487	$667,730
Onboard and other revenues	100,646	136,055	195,357	253,879

Total revenues	373,813	499,073	722,844	921,609

Less:
Commissions, transportation and other	71,657	102,554	138,652	189,553
Onboard and other	33,113	45,504	61,250	83,060

Net revenues	$269,043	$351,015	$522,942	$648,996

Capacity Days	1,662,686	1,986,319	3,306,270	3,880,867
Gross Yields	$224.82	$251.26	$218.63	$237.48
Net Yields	$161.81	$176.72	$158.17	$167.23
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006

Total cruise operating expenses	$298,047	$394,697	$554,255	$729,522
Marketing, general and administrative expenses	56,053	56,197	111,142	114,139

Gross Cruise Costs	354,100	450,894	665,397	843,661

Less:
Commissions, transportation and other	71,657	102,554	138,652	189,553
Onboard and other	33,113	45,504	61,250	83,060

Net Cruise Costs	$249,330	$302,836	$465,495	$571,048

Capacity Days	1,662,686	1,986,319	3,306,270	3,880,867
Gross Cruise Costs per Capacity Day	$212.97	$227.00	$201.25	$217.39
Net Cruise Costs per Capacity Day	$149.96	$152.46	$140.79	$147.14

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION (cont.)
(unaudited)
Net Cruise Costs excluding fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006

Net Cruise Costs	$249,330	$302,836	$465,495	$571,048
Less:
Fuel	27,264	42,388	49,787	80,161

Net Cruise Costs excluding fuel	$222,066	$260,448	$415,708	$490,887

Capacity Days	1,662,686	1,986,319	3,306,270	3,880,867
Net Cruise Costs excluding fuel per Capacity Day	$133.56	$131.12	$125.73	$126.49

Net Income/Loss Excluding Non-Cash Foreign Exchange Translation was calculated as follows (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Net Income (Loss)	$602	$(35,104)	$7,837	$(63,900)
Less:
Non-Cash Foreign Exchange Translation Gain (Loss)	15,287	(22,273)	19,625	(27,375)

Net Loss Excluding Non-Cash Foreign Exchange Translation	$(14,685)	$(12,831)	$(11,788)	$(36,525)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2006	NCL Corporation Ltd. (Registrant)
	By:	/s/ Bonnie S. Biumi
Bonnie S. Biumi
Executive Vice President & Chief Financial Officer